Exhibit 99.5

2015-08-04

PRESS RELEASE

Oasmia Pharmaceutical Announces Positive Top-line Results for Paclical® From Head-to-Head Comparison Study with Abraxane®

Preliminary study findings show that water soluble and solvent free Paclical®, and US-market approved Abraxane® have nearly identical concentration curves of both total and unbound paclitaxel following intravenous infusion of 260mg/m2 suggesting the same efficacy of the two drugs.

New York, NY – August 4, 2015 – Oasmia Pharmaceutical AB, a developer of a new generation of drugs within human and veterinary oncology, announced today the topline findings from a head-to-head comparison study of its lead human cancer product Paclical® and Celgene’s Abraxane®, which show similar pharmacokinetic (PK) profiles. The study was conducted in women with metastatic breast cancer; the preliminary results are illustrated in the charts below:

Mean (±SD) Total Plasma Paclitaxel Concentrations Following IV Administration

of Paclical or Abraxane – All Patients

Mean (±SD) Unbound Plasma Paclitaxel Concentrations Following IV Administration

of Paclical or Abraxane – All Patients

“We believe our technology is superior to that of Abraxane® because it increases the solubility of paclitaxel in water,” commented Margareta Eriksson, Vice President of Clinical Development at Oasmia Pharmaceutical. “The benefits of using our treatment over those currently available on the market are simple: Paclical® enables higher doses, shortens infusion time, eliminates the need for pre-medication and improves the safety profile for patients.”

Oasmia believes these data strengthen its position in terms of growth among competitors within the pharmaceutical oncology sector, including Sorrento Therapeutics, Inc. and Celgene Corporation. Sorrento Therapeutics has recently expanded its Cynviloq strategy into multiple cancer indications, potentially receiving over $1 billion in compensation for rights; further, Abraxane® was acquired for $2.9 billion by Celgene Corporation.

About the Head-to-Head Comparison Study of Paclical® and Abraxane®

The cross-over, 2 cycle study with 3 weeks between treatments was designed to compare the pharmacokinetics of Paclical® and Abraxane® in 28 patients. The indication chosen was metastatic breast cancer in women. Participants were randomized to receive a sequence of Paclical®+Abraxane® or Abraxane®+Paclical® both given as a one hour infusion at a dose of 260 mg/m2.

Differences Between Paclical® and Abraxane®

There are some key distinctions between Paclical® and Abraxane®.

Paclical® is a water-soluble formulation of Oasmia’s patented non-toxic XR-17 technology and paclitaxel, one of the most widely used anti-cancer substances which is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Paclical® consists of a freeze-dried powder that is dissolved in conventional solution for infusion and it has orphan drug designation in the EU and the U.S. Oasmia has completed a Phase-III study with Paclical® for ovarian cancer, which included 790 patients. Submission for marketing authorization in Europe will take place later this fall and the U.S. submission is planned for next year, depending on the availability of overall survival data. The product was authorized for treatment of ovarian cancer in the Russian Federation in April of 2015.

Abraxane® was developed as a Cremophor-free product containing paclitaxel suspended in human albumin. Because Abraxane® contains no Cremophor EL solvent, its recommended dosing enables the delivery of 50% more paclitaxel compared to Taxol while maintaining a similar safety profile, and requires no routine pre-medication to prevent hypersensitivity reactions or the immediate allergic effects that often prevent or limit treatment. Like Abraxane®, Paclical® is free of Cremophor EL, but unlike Abraxane®, Paclical® does not contain human albumin.

“We are excited about these preliminary results because they demonstrate that Paclical® has the potential to be just as effective in treating women with advanced breast cancer as Abraxane®, which is the current market leader in this category within the United States,” said Julian Aleksov, Executive Chairman of Oasmia Pharmaceutical. “We remain committed to generating awareness and adoption of Paclical® in the United States in order to help patients fight breast cancer and we believe the findings from this study represent a big step forward in helping us achieve that goal.”

Breast Cancer Remains Prevalent Threat in the United States

Breast cancer remains a huge threat to women in the United States. According to recent data, about one in eight women (or approximately 12%) in the U.S. will develop invasive breast cancer over the course of her lifetime. In fact, this year alone it is estimated that there will be 231,840 new cases of invasive breast cancer among women in the U.S., along with 60,290 new cases of non-invasive.

These statistics underscore an increasing market opportunity for treatments of this disease. According to new forecasts from IMS Health, the increased use of targeted therapies, along with a greater uptake of branded drugs and rising incidence population, will cause the breast cancer therapeutics market value to grow from a value of $9.8 billion in 2013 to $18.2 billion by 2023.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Margareta Eriksson, Vice President, Clinical Development

Mobile: +46 70 589 0215

E-mail: margareta.eriksson@oasmia.com

For media relations:

Eric Fischgrund

646 699 1414

eric@fischtankpr.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM) and the Frankfurt Stock Exchange (OMAX, ISIN SE0000722365).

Oasmia Pharmaceutical AB Forward Looking Statements

This announcement contains forward-looking statements. These statements are based on expectations in light of the information that is currently available, as well as assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, industry and market conditions, and changes of interest rate and currency exchange rate, in general, and completion and discontinuation of clinical trials, obtaining regulatory approvals, claims and concerns about product safety and efficacy, technological advances, domestic and foreign healthcare reforms, and changes of laws and regulations, in particular, with respect to each of Paclical and Paccal Vet. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. This announcement contains information on pharmaceuticals (including pharmaceuticals under development) but is not intended to, and does not, make any representations, warranties or claims regarding the efficacy or effectiveness of these pharmaceuticals or provide medical advice of any kind.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.15, CET on August 4, 2015.”